manatt | phelps | phillips	Thomas Poletti
Manatt, Phelps & Phillips, LLP
Direct Dial: (714) 371-2501
E-mail: TPoletti@manatt.com

January 22, 2020

Via EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3233

Attention: Ms. Kim McManus and Ms. Stacie Gorman
Office of Real Estate and Commodities

Re:	CaliberCos Inc. Amendment No. 4 to Offering Statement on Form 1-A Filed January 3, 2020 File No. 024-11016

Dear Ms. McManus and Ms. Gorman:

We are submitting this letter on behalf of our client, CaliberCos Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated January 21, 2020 (the “Comment Letter”) in connection with the Company’s Amendment No. 4 to the Offering Statement on Form 1-A (the “Offering Statement”), as filed with the SEC on January 3, 2020.

Attached as Exhibit A is a draft response letter (including Exhibit 1 to the draft response letter) which contemplates the proposed revisions to the Offering Statement in bold underlined text (for added text) and strike-through text (for deleted text) in response to the Comment Letter. Once the Company receives further comments or sign-off from the Staff in connection with the proposed revisions contained in the draft response letter, the Company will file Amendment No. 5 to the Offering Statement.

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Should you or the Staff have additional questions or comments concerning the Company’s proposed responses to the Comment Letter, please do not hesitate to contact the undersigned at (714) 371-2501.

Sincerely,

/s/ Thomas Poletti

Thomas Poletti

cc:	John C. Loeffler, II, Chief Executive Officer

Jade Leung, Chief Financial Officer

CaliberCos Inc.

Exhibit A

Draft Response Letter

January [__], 2020

Via EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3233

Attention: Ms. Kim McManus and Ms. Stacie Gorman
Office of Real Estate and Commodities

Re:	CaliberCos Inc. Amendment No. 4 to Offering Statement on Form 1-A Filed January 3, 2020 File No. 024-11016

Dear Ms. McManus and Ms. Gorman:

We are submitting this letter on behalf of our client, CaliberCos Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter dated January 21, 2020 (the “Comment Letter”) in connection with the Company’s Amendment No. 4 to Offering Statement on Form 1-A (the “Offering Statement”), as filed with the SEC on January 3, 2020.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the respective meanings given to such terms in the Offering Statement. All page number references in the Company’s responses are to page numbers in the Offering Statement, which is being filed concurrently with this response.

Security Ownership of Management and Certain Stockholders, page 65

1.	We partially reissue comment 6 of our letter. We continue to note that footnote one states the table does not reflect the conversion of convertible debt securities into class a common stock. We also note the reference to convertible debt in footnote 10 to the financial statements on page F-29. If the convertible debt may be converted within 60 days, please revise the table to include such conversions, as required by Item 403(a) of Regulation S-K and Exchange Act Rule 13d-3(d)(1). Please also describe the terms of conversion for the convertible debt.

Response: The Company has revised the disclosure on page 65 to confirm that (i) none of the named executive officers and directors or Donnie Schrader beneficially own any shares of Series A Preferred Stock or convertible debt securities; and (ii) no holder of convertible debt would become a beneficial owner of 5% or more of the Company’s Class A Common Stock should any such holder convert all convertible debt held by such holder within 60 days of the date of the Offering Statement.

Attached hereto is Exhibit 1-1 which reflects the pages from the Offering Statement that will be revised in accordance with the foregoing. The bold underlined font refers to text that is proposed to be added to the Offering Statement and strike-through font for text that is proposed to be deleted from the Offering Statement.

Repurchase and Redemption of Shares, page 72

2.	We note your response to comment 7 of our letter. Your disclosure indicates that you will redeem shares at the “per share price of the Series B preferred shares offered.” However, in this section you state that you agreed to repurchase Donnie Schrader’s shares at $2.70 per share. Please clarify if you will repurchase Mr. Schrader’s shares at $2.70 per share or $4 per share. If you will repurchase at $4, please clarify if you have amended the agreement with him to account for the change in price..

Response: The Company has revised the disclosures on pages 66 and 73 to clarify that the shares held by Donnie Schrader are subject to both redemption by the Company at $4.00 per share and the Buyback Program at a price of 2.70 per share.

Please refer to Exhibit 1-2 which reflects the pages from the Offering Statement that will be revised in accordance with the foregoing. The bold underlined font refers to text that is proposed to be added to the Offering Statement and strike-through font for text that is proposed to be deleted from the Offering Statement.

Plan of Distribution, page 78

3.	We note your response to comment 8 of our letter. Please clarify whether all purchases will be made through the online platform or whether investors may purchase by other means. If investors may purchase other than through the platform, clarify whether the 2% transaction fee will still apply. If not, please revise the disclosure throughout the offering circular to make clear that investors will be paying a 2% premium if they purchase through the online platform.

Response: The Company has revised the disclosures on the cover page and page 80 to clarify that investors may elect to purchase the Series B Preferred Stock directly with the Company and not through the online platform offered by SeedInvest and that in such instances, the 2% transaction fee will not apply.

Please refer to Exhibit 1-3 which reflects the pages from the Offering Statement that will be revised in accordance with the foregoing. The bold underlined font refers to text that is proposed to be added to the Offering Statement and strike-through font for text that is proposed to be deleted from the Offering Statement.

Exhibit 12

4.	Please have counsel revise the legal opinion to include the common shares to be qualified in this offering.

Response: The Company has appended a revised legal opinion as Exhibit 12.1.

Please refer to Exhibit 2 which reflects a revised legal opinion that includes the common stock to be qualified in the offering. The bold underlined font refers to text that is proposed to be added to the legal opinion and strike-through font for text that is proposed to be deleted from the legal opinion.

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We thank you for your prompt attention to this letter responding to the previously submitted Offering Statement and Comment Letter. Should you or the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (714) 371-2501.

Sincerely,

Thomas Poletti

cc:	John C. Loeffler, II, Chief Executive Officer

Jade Leung, Chief Financial Officer

CaliberCos Inc.

Exhibit 1

Proposed Amendments to Disclosure

Exhibit 1-1

(1)	Applicable percentage ownership is based on 15,495,212 shares of Class A Common Stock and 12,474,692 shares of Class B Common Stock outstanding as of November 30, 2019. Does not give effect to the conversion of shares of Series A Preferred Stock to Class A Common Stock or the conversion of convertible debt securities into Class A Common Stock. None of the named executive officers and directors or Donnie Schrader beneficially own any shares of Series A Preferred Stock or convertible debt securities. In addition, no holder of convertible debt would become a beneficial owner of 5% or more of the Company’s Class A Common Stock should any such holder convert all convertible debt held by such holder within 60 days of the date of this Offering Circular.

Exhibit 1-2

(8)	In September 2018, the Company agreed to repurchase all 6,239,846 shares (“Buyback Program”) owned by Donnie Schrader for $2.70 per share of common stock in exchange for an amendment to his shareholder voting rights and other company protections. Among other things, the Buyback Program is terminated when the Company completes an initial public offering and is listed on a national exchange. The shares are being reacquired at various amounts ranging from 6,000 to 10,000 units on a monthly basis until such time as the Company has satisfied the termination conditions or until all of the shares have been reacquired, which could be in 2075. As of November 30, 2019, an aggregate of 109,000 shares had been repurchased by the Company. The Buyback Program is in addition to the redemption of shares held by Donnie Schrader referenced below under “Repurchase and Redemption of Shares”, which redemption is at a price of $4.00 per share as compared to $2.70 under the Buyback Program.

Repurchase and Redemption of Shares

In September 2018, the Company agreed to repurchase all 6,239,846 shares (“Buyback Program”) owned by Donnie Schrader, a significant shareholder of the Company, for $2.70 per share of common stock in exchange for an amendment to his shareholder voting rights and other company protections. Among other things, the Buyback Program is terminated when the Company completes an initial public offering and is listed on a national exchange. The shares are being reacquired at various amounts ranging from 6,000 to 10,000 units on a monthly basis until such time as the Company has satisfied the termination conditions or until all of the shares have been reacquired, which could be in 2075. As of November 30, 2019, an aggregate of 109,000 shares had been repurchased by the Company. The Buyback Program is in addition to the redemption of shares held by Donnie Schrader referenced below, which redemption is at a price of $4.00 per share as compared to $2.70 under the Buyback Program.

Exhibit 1-3

Cover Page

(1)	SI Securities, LLC intends to use an online platform provided by SeedInvest Technology, LLC, an affiliate of SI Securities, LLC, at the domain name www.seedinvest.com (the "Online Platform") to provide technology tools to allow for the sales of securities in this offering. With respect to any sales of Series B Preferred Stock made through the Online Platform, SI Securities, LLC will charge you a non-refundable transaction fee equal to 2% of the amount you invest (up to $300) at the time you subscribe for our shares. Investors are able to make investments directly with the Company outside of the Online Platform; no such fee will be payable to SI Securities, LLC in connection with any such direct investment. See “Plan of Distribution” for details of compensation and transaction fees to be paid to SI Securities, LLC and sales agents that may be engaged by SI Securities, LLC.

SI Securities, LLC intends to use an online platform provided by SeedInvest Technology, LLC, an affiliate of SI Securities, LLC, at the domain name www.seedinvest.com (the “Online Platform”) to provide technology tools to allow for the sales of securities in this offering. With respect to any sales of Series B Preferred Stock made through the Online Platform, SI Securities, LLC will charge you a non-refundable transaction fee equal to 2% of the amount you invest (up to $300) at the time you subscribe for our shares. Investors are able to make investments directly with the Company outside of the Online Platform; no such fee will be payable to SI Securities, LLC, in connection with any such direct investment. In addition, SI Securities, LLC may engage selling agents in connection with the offering to assist with the placement of securities.

Exhibit 2

Opinion of Counsel

January ~~3~~__, 2020

CaliberCos Inc.

8901 E. Mountain View Road

Suite 150

Scottsdale, Arizona 85258

Re:	Offering Statement on Form 1-A

Ladies and Gentlemen:

We have acted as counsel to CaliberCos Inc., a Delaware corporation (the “Company”), in connection with its filing of an offering statement on Form 1-A (File No. 024-11016) (the “Offering Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”). The Offering Statement relates to the proposed issuance and sale on a continuous basis by the Company of up to 12,500,000 shares of the Series B Preferred Stock of the Company (the “~~Shares~~Series B Preferred Stock”), which is convertible into 12,500,000 shares of the Class A Common Stock of the Company (the “Class A Common Stock”) pursuant to Rule 251(d)(3)(i)(F) of the Securities Act, as set forth in the Offering Statement. This opinion letter is furnished to you at your request to enable you to fulfill the requirements of Form 1-A in connection with the Offering Statement.

We have examined such corporate records, certificates and other documents, and such questions of law, as we have considered necessary or appropriate for the purposes of rendering this opinion. We have relied, without independent verification, on certificates of public officials and, as to matters of fact material to the opinion set forth below, on certificates of officers of the Company.

For purposes of this opinion, we have made assumptions that are customary in opinion letters of this kind, including (i) the authenticity of original documents and the genuineness of all signatures; (ii) the accuracy and completeness of all documents submitted to us; (iii) the conformity to the originals of all documents submitted to us as copies; (iv) the legal capacity of all natural persons; and (v) that the Offering Statement and any amendments thereto (including post-effective amendments) will have become qualified under the Securities Act. We have not independently verified any of those assumptions.

Our opinion herein is expressed solely with respect to the Delaware General Corporate Law (the “DGCL”). We express no opinion as to whether the laws of any jurisdiction are applicable to the subject matter hereof. Our opinions as to the DGCL are based solely on a review of the official statutes of the State of Delaware and the applicable provisions of the Delaware Constitution and the reported judicial decisions interpreting such statutes and provisions. No opinion is being rendered hereby with respect to the truth, accuracy or completeness of the Offering Statement or any portion thereof.

Based on the foregoing, and subject to the qualifications herein stated, we are of the opinion that (i) the ~~Shares~~Series B Preferred Stock, when issued and delivered against payment therefor in the manner described in the Offering Circular will be validly issued, fully paid and non-assessable; and (ii) upon conversion of the Series B Preferred Stock in accordance with the terms of the Series B Preferred Stock into shares of Class A Common Stock, such Class A Common Stock will be validly issued, fully paid and non-assessable.

This opinion is limited to the matters expressly stated herein and is provided solely for purposes of complying with the requirements of the Securities Act, and no opinions may be inferred or implied beyond the matters expressly stated herein. This opinion is based on facts and law existing as of the first date written above and rendered as of such date. We assume no obligation to advise the Company of any fact, circumstance, event or change in the law subsequent to the date of qualification of the Offering Statement, compliance with any continuing disclosure requirements that may be applicable, or of any facts that may thereafter be brought to our attention whether or not such occurrence would affect or modify the opinion expressed herein. We further assume no obligation to update or supplement this opinion to reflect any changes of law or fact that may occur following the date hereof.

We hereby consent to the filing of this opinion as an exhibit to the Offering Statement and to the reference to this firm under the caption “Legal Matters” in the Offering Statement. In giving such consent, we do not believe that we are “experts” within the meaning of such term as used in the Securities Act or the rules and regulations of the Commission issued thereunder with respect to any part of the Offering Statement, including this opinion as an exhibit or otherwise.

This opinion is expressed as of the date hereof unless otherwise expressly stated, and we disclaim any undertaking to advise you of any subsequent changes in the facts stated or assumed herein or of any subsequent changes in applicable laws.

Very truly yours,

~~/s/ Manatt, Phelps & Phillips, LLP~~

Manatt, Phelps & Phillips, LLP